Exhibit 99.2

Interim condensed consolidated financial statements of

Quantum eMotion Corp.

Three and six month periods ended June 30, 2026, and 2025

(Unaudited, in Canadian dollars)

QUANTUM eMOTION CORP.

Table of Contents

Page
Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Financial Position	1

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss	2

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity	3

Interim Condensed Consolidated Statements of Cash Flows	4

Notes to the Interim Condensed Consolidated Financial Statements	5 - 17

Quantum emotion Corp.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited, in Canadian dollars)

	Notes	June 30, 2026	December 31, 2025
		$	$
Assets
Current assets:
Cash		315,762	246,653
Accounts and taxes receivable	7	550,444	454,243
Grant receivable	8	64,621	-
Prepaid expenses and other		760,161	103,021
Investments	3	33,689,193	36,943,960
		35,380,181	37,747,877
Non-current assets:
Investments	3	2,863,008	4,749,326
Intangible assets	4	9,876,941	307,084
Property and equipment	4	39,897	28,977
Right-of-use asset	5	154,858	53,583
Total assets		48,314,885	42,886,847

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities		990,416	591,878
Current portion of lease obligation	6	71,004	39,018
Total current liabilities		1,061,420	630,896

Non-current liabilities:
Contingent liability		9,009,072	-
Lease obligation	6	88,864	16,960
Total liabilities		10,159,356	647,856

Shareholders’ equity
Share capital	9	58,462,148	58,110,456
Warrants	9	2,553,182	2,577,613
Contributed surplus	9	11,846,312	7,932,393
Fair value reserve	12	295,240	295,240
Deficit		(35,001,353)	(26,676,710)
		38,155,529	42,238,991
Total liabilities and shareholders’ equity		48,314,885	42,886,847

See accompanying notes to interim condensed consolidated financial statements.

Approved on behalf of the Board:

“Francis Bellido”
Francis Bellido	CEO
“Marc Rousseau”
Marc Rousseau	CFO

Quantum emotion Corp.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

(Unaudited, in Canadian dollars)

		Three months ended June 30		Six months ended June 30
	Notes	2026	2025	2026	2025
		$	$	$	$
Revenues		1,479	-	12,061	-
Expenses
Research and development		532,177	306,624	931,482	518,502
General and administrative		1,538,866	582,473	2,779,107	1,041,026
Marketing and selling		219,914	154,296	393,202	260,638
Share-based payments		1,924,763	560,272	3,991,153	3,126,263
		4,215,720	1,603,665	8,094,944	4,946,431

Other items
Amortization and depreciation	4	502,919	6,128	521,485	11,766
Net financial (income) expense	11	19,155	(92,360)	(279,724)	(89,428)
		522,074	(86,232)	241,761	(77,672)
Total expenses		4,737,794	1,517,433	8,336,705	4,868,768

Net loss and comprehensive loss		(4,736,314)	(1,517,433)	(8,324,643)	(4,868,768)

Basic and diluted loss per share		0.022	0.008	0.038	0.027

Weighted average number of common shares outstanding		219,375,425	191,918,134	219,071,183	177,999,588

See accompanying notes to interim condensed consolidated financial statements.

Quantum emotion Corp.

Interim Condensed Consolidated Statements of Shareholders’ Equity

(Unaudited, in Canadian dollars)

	Notes	Number of shares	Number of shares to be issued	Share capital	Units to be issued	Warrants	Contributed surplus	Deficit	Fair value reserve of financial asset at FVOCI	Total equity
				$	$	$	$	$	$	$
Balance as of December 31, 2025		218,588,670	-	58,110,456	-	2,577,613	7,932,393	(26,676,710)	295,240	42,238,991
Share-based payments	9	-	-	-	-	-	3,991,153	-	-	3,991,153
Exercise of options	9	101,000	-	181,261	-	-	(77,234)	-	-	104,027
Exercise of warrants	9	730,000	-	170,431	-	(24,431)	-	-	-	146,000
Net loss and comprehensive loss		-	-	-	-	-	-	(8,324,643)	-	(8,324,643)
Balance as of June 30, 2026		219,419,670	-	58,462,148	-	2,553,182	11,846,312	(35,001,353)	295,240	38,155,529

Balance as of December 31, 2024		164,652,838	50,000	15,462,594	8,688	454,877	1,540,107	(16,128,423)	-	1,337,843
Units issuance	9	21,333,333	-	11,746,988	-	11,097,103	-	-	-	22,844,091
Units issuance costs	9	-	-	(1,668,201)	-	(844,091)	-	-	-	(2,512,292)
Share-based payments	9		-	-	-	-	3,126,265	-	-	3,126,265
Exercise of warrants	9	13,001,666	(50,000)	3,898,354	(8,688)	-	-	-	-	3,889,666
Exercise of options	9	1,312,500	-	405,750	-	-	(159,000)	-	-	246,750
Net loss and comprehensive loss		-	-	-	-	-	-	(4,868,768)	-	(4,868,768)
Balance as of June 30, 2025		200,300,337	-	29,845,485	-	10,707,889	4,507,372	(20,997,191)	-	24,063,555

See accompanying notes to consolidated financial statements.

Quantum emotion Corp.

Interim condensed consolidated statements of Cash Flows

(Unaudited, in Canadian dollars)

		Three months ended June 30		Six months ended June 30
	Notes	2026	2025	2026	2025
		$	$	$	$
Operating activities
Net loss		(4,736,314)	(1,517,433)	(8,324,643)	(4,868,768)
Adjustments to net loss for non-cash items
Share-based payments	9	1,847,529	560,272	3,913,919	3,126,265
Amortization and depreciation		523,575	6,128	542,141	11,766
Accretion expense (reversal)		(792)	(2,162)		-
Fair-value adjustment of contingent liability		423,798		423,798

Net changes in non-cash working capital items			-		-
Taxes receivable		(102,326)	(8,194)	(132,815)	(47,807)
Accounts receivable		18,337	(26,377)	6,261	(26,377)
Tax credit and grant receivable		(667)		(13,964)
Interest receivable		(14,464)		(40,362)
Prepaid expenses and other		55,500	(3,207)	(649,258)	(22,634)
Accounts payable and accrued liabilities		126,311	(148,231)	329,763	(8,301)
		(1,859,513)	(1,139,205)	(3,945,160)	(1,835,858)

Investing activities
Additions to property and equipment	4	(24,284)	-	(16,987)	(5,516)
Payment of milestone to SKV Technology	4	(1,500,000)	-	(1,500,000)	-
Advance to Greybox		(24,750)	-	(474,750)	-
Purchase of investments		(265,737)	(17,932,824)	(2,433,534)	(22,934,632)
Proceeds from sale of investments		3,671,672	68,172	8,140,774	87,172
		1,856,901	(17,864,653)	3,715,503	(22,852,976)

Financing activities
Proceeds from issuance of units	9	-	12,380,710	-	22,000,000
Share issuance costs	9	-	(856,788)	-	(1,668,201)
Exercise of options	9	88,374	97,062	181,261	246,750
Exercise of warrants	9	-	2,347,166	146,000	3,889,666
Lease payment		(15,551)	-	(28,495)	-
		72,823	13,968,150	298,766	24,468,215

Increase (decrease) in cash		70,211	(5,407,714)	69,109	(220,619)
Cash, beginning of period		245,551	6,546,491	246,653	1,359,406

Cash, end of period		315,762	1,138,777	315,762	1,138,777

See accompanying notes to interim condensed consolidated financial statements.

Quantum emotion Corp.

Notes to the interim condensed consolidated financial statements

Periods ended June 30, 2026, and 2025
(Unaudited, in Canadian dollars)

1.             Nature of operations

Quantum eMotion Corp. (the “Company”) was incorporated under the Business Corporations Act of Ontario on July 19, 2007.

The head office, principal address and records office of the Company are located at 2300 Alfred Nobel, Montreal, QC, H4S 2A4. The Company is a developer of a new generation of quantum-based cryptographic solutions pursuant to the development of intellectual property and subsequent commercialization of cybersecurity solutions.

2.	Basis of preparation and material accounting policies

These interim condensed consolidated financial statements have been prepared by management in accordance with IAS 34 Interim financial reporting and using the same accounting policies and methods of computation as those used in preparing the audited annual consolidated financial statements for the year ended December 31, 2025. The unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2025, which have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Board of Directors approved and authorized for issue these interim condensed consolidated financial statements on August 14, 2026.

Business combinations and asset acquisition

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

Where the acquisition does not constitute a business, the Company uses the optional concentration of fair value test as outlined in IFRS 3. Under this test, if the fair value of the business acquired is concentrated in a single identifiable asset, the Company considers the acquisition to be an asset acquisition and not a business combination and measures the asset at the purchase price.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value in accordance with IFRS 13 with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9.

Quantum emotion Corp.

Notes to the interim condensed consolidated financial statements

Periods ended June 30, 2026, and 2025
(Unaudited, in Canadian dollars)

3.	Investments

	June 30,	December 31,
	2026	2025
	$	$
Current investments, at amortized cost
Guaranteed investment certificates having a principal of $21,665,000 and accrued interest of $170,935, non-redeemable, bearing interest between 3.05% and 3.30% per annum, maturing at various dates between June 2, 2026, and June 3, 2027	22,145,556	19,806,662
Investment account, including accrued interest of $70,956, (2025 - $229,695), redeemable, bearing interest at 2.75% per annum	9,614,560	15,754,152
Commercial deposit, having a principal of US$1,008,261, bearing interest at 2.81% per annum, maturing on December 3, 2026	1,454,325	1,383,146
Short-term advance, interest bearing at 12% and due on demand	474,750	-
Balance, end of period	33,689,193	36,943,960

	June 30,	December 31,
	2026	2025
	$	$
Non-current investments, at amortized cost
Guaranteed investment certificates having a principal of $2,000,000 and accrued interest of $329, non-redeemable, bearing interest at 3.00% and maturing on January 30, 2027	-	2,000,329
Non-current investments, at FVOCI
Investment in equity instruments of Greybox Solutions Inc.	645,240	645,240
Investment in equity instruments of Krown Technologies Inc.	567,900	547,675
Secured convertible promissory notes of US$1,100,000 with Vertical Growth Equity Inc. (“VGE”), bearing interest at 12% per annum, maturing in May 2026 and automatically convertible into a 9.99% participation upon the occurrence of certain milestones. Accrued interest amounted to $93,786. The convertible promissory note is secured by all the assets of VGE. As of June 30, 2026, the Company has yet to receive payment, and as a result, has sent a notice of default to the holder and extended the maturity date to August 2026.	1,649,868	1,556,082
Balance, end of period, FVOCI	2,863,008	2,748,997
Balance, end of period	2,863,008	4,749,326

Quantum emotion Corp.

Notes to the interim condensed consolidated financial statements

Periods ended June 30, 2026, and 2025
(Unaudited, in Canadian dollars)

3.             Investments (Cont’d)

The Company designated the investments shown above as equity securities at FVOCI because these equity securities represent investments that the Company intends to hold for the long-term for strategic purposes. No strategic investments were disposed of during the period and there were no transfers of any cumulative gain or loss within equity relating to these investments.

4.	Intangible assets and property and equipment

	Equipment	Licenses	Intellectual property	Total
	$	$	$	$
Cost
December 31, 2025	31,928	446,112	-	478,040
Additions	16,987	-	10,085,274	10,102,261
June 30, 2026	48,915	446,112	10,085,274	10,580,301

Accumulated amortization and impairment
December 31, 2025	2,951	139,028	-	141,979
Amortization	6,067	11,153	504,264	521,485
June 30, 2026	9,018	150,181	504,264	663,463

Net book value
December 31, 2025	28,977	307,084	-	336,061
June 30, 2026	39,897	295,931	9,581,010	9,916,838

Acquisition of SKV Technology Inc.

On April 2, 2026, the Corporation acquired 100% of the issued and outstanding shares of SKV, a California-based entity which holds legal title to the SecureKey™ technology, a cryptographic software solution (the “SKV Acquisition”).

Consideration Amount and Range of Outcomes

No cash, Common Shares, or other consideration was paid at closing. The consideration for the SKV Acquisition consists entirely of contingent payments structured as follows: up to C$7,000,000 in milestones-based earn-out payments and up to C$15,000,000 in royalty payments.

Quantum emotion Corp.

Notes to the interim condensed consolidated financial statements

Periods ended June 30, 2026, and 2025
(Unaudited, in Canadian dollars)

4.	Intangible assets and property and equipment (cont’d)

The contractual range of undiscounted contingent consideration payments is from $Nil to a maximum of C$22,000,000, consisting of up to C$7,000,000 in milestone payments and up to C$15,000,000 in royalties. As at June 30, 2026, the first two milestones have been achieved resulting in a payment of C$1,500,000.

The milestone payments are tied to specific technical and commercial achievements. The royalty payments are based on cumulative sales of products incorporating the SecureKey technology over a five-year period. Achieving the maximum royalty amount of C$15,000,000 would require cumulative sales of approximately C$195,000,000 over the five-year royalty period.

Basis for Determining Consideration Amount

The consideration was negotiated at arm's length and reflects the Corporation’s assessment of the potential strategic value and expected synergies from integrating the SecureKey intellectual property with the Corporation’s existing assets and platforms. The assessment considered, among other factors: (i) the nature and scope of the intellectual property rights acquired; (ii) the existence of technical documentation supporting the technology and its readiness for integration, including documentation relevant to certification and validation efforts; (iii) the alignment of the SecureKey technology with the Corporation’s strategic initiatives; and (iv) current and expected market demand for cryptographic protection.

The Corporation’s evaluation indicated that developing equivalent technology internally would require significant development time, resource commitment, and would carry material technological and financial risks.

The contingent consideration structure was established to mitigate the risk of overpayment by linking payments to the achievement of specified technical and commercial outcomes. The Corporation will pay the maximum royalty amount only if aggregate sales over the five-year royalty period reach substantial levels.

Relationships Between the Corporation and Sellers

The transaction was conducted at arm’s length. No directors, officers, or insiders of the Corporation were involved as sellers or otherwise had an interest in the transaction. The Corporation engaged Jason Thomas, one of the sellers and founder of SKV, as an employee of the Corporation concurrently with the closing of the SKV Acquisition.

Stage of Development of Acquired Technology

The SecureKey technology is a cryptographic software solution designed to provide securitization of latent data. The technology includes associated certification-related work product completed prior to the SKV Acquisition and documentation prepared to support validation under the NIST FIPS framework applicable to cryptographic technology.

The technology has been functionally tested and validated by the developers. Technical documentation and source code were transferred to the Corporation, enabling the Corporation to commence integration work immediately following closing. The technology has been integrated into the Corporation's product offerings.

Quantum emotion Corp.

Notes to the interim condensed consolidated financial statements

Periods ended June 30, 2026, and 2025
(Unaudited, in Canadian dollars)

4.	Intangible assets and property and equipment (cont’d)

Accounting Treatment

The transaction has been accounted for as an asset acquisition under IFRS 3. At the acquisition date, the Corporation recognized an intangible asset representing the acquired intellectual property and a corresponding contingent consideration liability of $10,085,274 representing the fair value of the potential future milestone and royalty payments. The intangible asset will be amortized over five years on a straight-line basis. The fair value was determined using an income approach (a discounted present value technique based on probability-weighted expected future payments), reflecting market participant assumptions regarding the probability of achieving the commercialization milestones and projected future sales, as well as the expected timing of payments over several years using a discount rate of 30%.

As stated above, the Company recognized an initial value for the contingent liability to be $10,085,274. The first two milestones, with a combined earn-out value of $1.5 million, were paid and recorded against contingent liability in the second quarter. In addition, the Company performed a fair value assessment of this liability as of June 30, 2026, and calculated a fair-value adjustment using the discounted cash flow method with a 30% discount factor of $423,798 which was expensed in the second quarter. The remaining balance of contingent liability as at June 30, 2026, is $9,009,072.

Milestone payments are contingent upon the achievement of specified technical and commercial milestones, the timing of which is uncertain and dependent on the Corporation’s development progress and market conditions. Royalty payments are expected to occur over a five-year period following the date of the first sale, contingent upon sales of products incorporating the SecureKey technology.

Significant uncertainties

The fair value measurement reflected the expected timing of payments over several years. Uncertainties exist regarding both the amount and timing of future outflows, including:

•	Whether the technical milestones will be achieved;

•	Whether the Corporation will secure government or defense contracts meeting the specified thresholds;

•	Whether the Corporation will achieve cloud marketplace listings;

•	The level of commercial sales of products incorporating the SecureKey™ technology;

•	The timing of milestone achievements and sales;

•	Market conditions and competitive dynamics affecting commercialization;

Quantum emotion Corp.

Notes to the interim condensed consolidated financial statements

Periods ended June 30, 2026, and 2025
(Unaudited, in Canadian dollars)

4.	Intangible assets and property and equipment (cont’d)

The fair value measurement of the contingent consideration was based on the following major assumptions:

•	Market participant assumptions regarding the probability of achieving each commercialization milestone;

•	Projected future sales volumes and pricing for products incorporating the SecureKey technology;

•	Expected timing of milestone achievements and royalty payments;

•	A discount rate reflecting the Corporation's cost of equity and risks specific to the contingent payments;

•	The Corporation's ability to integrate the technology with its existing products and achieve anticipated synergies.

5.            Right-of-use asset

	June 30, 2026	December 31, 2025
	$	$
Balance at the beginning of the period	53,583	-
Additions	129,770	77,684
Amortization	(28,495)	(24,101)
Balance at the end of the period	154,858	53,583

6.             Lease liability

	June 30, 2026	December 31, 2025
	$	$
Balance at the beginning of the period	55,978	-
Additions	129,770	77,684
Payments	(28,495)	(24,101)
Interest accretion	2,615	2,396
Balance at the end of the period	159,868	55,978
Current	71,004	39,018
Non-current	88,864	16,960

The Company signed a three-year lease for its location at Temecula, California on May 1, 2026.

The lease ends on April 30, 2029.

Quantum emotion Corp.

Notes to the interim condensed consolidated financial statements

Periods ended June 30, 2026, and 2025
(Unaudited, in Canadian dollars)

7.            Tax credits receivable

	June 30, 2026	December 31, 2025
	$	$
Balance at the beginning of the period	353,035	-
Additions	51,034	353,035
Payments received	(101,691)	-
Balance at the end of the period	302,378	353,035

As at June 30, 2026, the Company had accounts receivable of $4,954, interest receivable of $20,260 and sales taxes receivable of $222,852 bringing the total of accounts and taxes receivable to $550,444.

8.            Grants receivable

The Company received confirmation from the National Sciences and Engineering Research Council of Canada (NSERC) that the Company was awarded funding of up to $600,000 in support of a research and development project focused on quantum-secure semiconductor technology in collaboration with JMEM Tek. The Company received payment of $101,084 for claims made in the first quarter of 2026 and claimed $64,621 in the second quarter of 2026.

9.             Share capital

a)	Authorized

The Company is authorized to issue an unlimited number of:

•	voting Class A preferred shares

•	voting Class B preferred shares

•	voting Class C preferred shares

•	voting Class D preferred shares

•	special shares (non-voting)

•	common shares (voting)

without nominal or par value.

Class A preferred shares are ranked senior to Class B preferred shares, Class B preferred shares are ranked senior to Class C preferred shares, Class C preferred shares are ranked senior to Class D preferred shares, Class D preferred shares are ranked senior to special shares, and special shares are ranked senior to common shares in priority of receiving dividends declared by the Company.

Holders of special shares and common shares shall be entitled to receive pro-rata for the remaining property of the Company after distribution to the holders of Class A, Class B, Class C and Class D preferred shares, on a pro-rata basis.

Dividends for Class A, Class B, Class C and Class D preferred shares are preferential and non-cumulative and are declared in accordance with their respective priority. Dividend rate per share for Class B, Class C and Class D preferred shares is 7% per annum. Dividends are declared at the discretion of the Company’s Board of Directors.

Quantum emotion Corp.

Notes to the interim condensed consolidated financial statements

Periods ended June 30, 2026, and 2025
(Unaudited, in Canadian dollars)

9.             Share capital (cont’d)

(b)  Issued and outstanding

On June 2, 2025, the Company completed a brokered LIFE financing, issuing a total of 8,000,000 units at a price of $1.50 per unit for gross proceeds of $12,000,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.82 for a period of 3 years following the closing of the date of issuance. There is no hold period for trading the warrants.

Unit issuance costs of $857,178, which include a broker fee of 6.0% as well as legal and listing costs, were recorded in the second quarter of 2025. In addition, the Company issued 320,000 warrants representing 4% of the units issued to the Agent that brokered the private placement. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.66 for a period of 2.5 years following the closing of the date of issuance. There is no hold period for trading the warrants.

On February 24, 2025, the Company completed a brokered LIFE financing, issuing a total of 13,333,333 units at a price of $0.75 per unit for gross proceeds of $10,000,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.10 for a period of 3 years following the closing of the date of issuance. There is no hold period for trading the warrants.

Unit issuance costs of $811,413, which include a broker fee of 6.5% as well as legal and listing costs, were recorded in the first quarter of 2025. In addition, the Company issued 666,666 warrants representing 5% of the issued units to the Agent that brokered the private placement. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.88 for a period of 2.5 years following the closing of the date of issuance. There is no hold period for trading the warrants.

Common shares and warrants were valued based on their relative fair values. The fair value of the common shares was determined by the closing price on the date of the transaction. The fair value of the warrants was determined using the Black-Scholes pricing model and based on the following assumptions:

	June 2, 2025	February 24, 2025
Share price	$1.50	$0.75
Expected volatility	160.46%	156.08%
Risk-free interest rate	2.62%	2.62%
Expected average life	3.00	3.00
Exercise price	$1.82	$1.10

As at June 30, 2026, no dividends were declared or unpaid (December 31, 2025 – $Nil).

Quantum emotion Corp.

Notes to the interim condensed consolidated financial statements

Periods ended June 30, 2026, and 2025
(Unaudited, in Canadian dollars)

9.             Share capital (cont’d)

(c)  Stock options

The Company's share options are as follows for the reporting periods presented:

	June 30, 2026		December 31, 2025
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Balance outstanding, Beginning of period	17,184,737	0.97	10,452,237	0.14
Granted	2,980,618	4.23	10,245,000	1.57
Exercised	(101,000)	1.05	(2,162,500)	0.25
Cancelled / expired	(300,000)	0.08	(1,300,000)	0.17
Forfeited	-	-	(50,000)	1.78
Balance outstanding, end of period	19,764,355	1.48	17,184,737	0.97
Balance exercisable, end of period	11,552,487	0.49	11,017,237	0.45

Shareholders approved an amendment to convert the Company’s stock option plan pool to a rolling plan reserving a number of common shares equal to up to 10% of the Corporation’s issued and outstanding common shares as of the grant date of each option and to add a cashless exercise feature at the Company’s Annual General Meeting held on June 18, 2026. These changes were approved by the TSX Venture Exchange.

The weighted average share price at date of exercise for options exercised during the 3-month and 6-month periods respectively was $4.51 (June 30, 2025, and $4.61 and June 30, 2025 - $0.76).

The weighted average remaining contractual life for options outstanding on June 30, 2026, is 7.43 years (June 30, 2025 – 6.44 years).

Non-cash share-based compensation recognized under the plan amounted to $1,924,763 and $3,991,153 for the three-month and six-month periods ending June 30, 2026 (2025 – $560,272 and $3,126,265). Share-based compensation is provided to officers, employees and consultants and related to general and administrative expenses.

Quantum emotion Corp.

Notes to the interim condensed consolidated financial statements

Periods ended June 30, 2026, and 2025
(Unaudited, in Canadian dollars)

9.             Share capital (cont’d)

(d)	Share purchase warrants

The Company’s warrant movement for the six-month period ended June 30, 2026, (June 30, 2025, 25,618,322 at an average weighted price of $1.14) is as follows:

	Number of warrants	Weighted average exercise price
		$
Balance outstanding, beginning of period	7,980,000	1.22
Warrants issued	-	-
Warrants exercised	(730,000)	0.20
Balance outstanding, end of period	7,250,000	1.42

10.          Related party transactions

The Company’s related parties include companies owned by key management. The Company paid management fees to key management through their management companies as follows up to June 30, 2026:

•	LVR Capital Management, a company owned by Marc Rousseau, the Chief Financial Officer of the Company, was paid compensation of $36,000. As at June 30, 2026, $6,898 (December 2025 – $6,898) was due to that company.

•	Francis Bellido, the CEO of the Company was paid a salary of $247,500. As at June 30, 2026, $99,139.89 (December 2025 – $120,000) was due to Mr. Bellido.

•	Baystream Corporation, a company owned by Larry Moore, was paid $15,000 in director’s fees. As at June 30, 2026, $2,875 (December 2025 – $2,875) was due to that company.

•	Baystream Corporation which provides information Technology services to the Company, is owned by Larry Moore. Fees of $75,723 were paid to that company. As at June 30, 2026, $14,468 (December 2025 – $9,765) was due to that company.

•	Red River Solutions, which is a company owned by Wayne Teeple who is a director of the Company. That company was paid $15,000 in director’s fees. As at June 30, 2026, $8,475 was due to that company (December 2025 - $8,475).

•	Red River Solutions provides business development services to the company. That company was paid $83,000 for consulting services. As at June 30, 2026, that Company was owed $19,350 (December 2025 $5,700).

•	SLT Solutions, a company owned by Tullio Panarello, was paid $15,000 in director’s fees. As at June 30, 2026, $8,475 (2025 – $8,475) was due to that company.

•	CyberDef LLC, a company owned by John Young who is a director of the company was paid $10,436 (US$7,500) in director’s fees. As at June 30, 2026, that company was owed $10,680 (December 2025 $5,700).

•	CyberDef LLC was paid compensation of $101,228 (US$72,000) for serving as the Chief Operating Officer of Quantum eMotion America. As at June 30, 2026, $Nil (2025 – US$14,210) was due to that company.

Quantum emotion Corp.

Notes to the interim condensed consolidated financial statements

Periods ended June 30, 2026, and 2025

(Unaudited, in Canadian dollars)

10.           Related party transactions (cont’d)

•	Catherine Loubier, who is a director, was paid $7,143 (USD $5,000) in director’s fees. As at June 30, 2026 $7,143 was due to Catherine Loubier (December 2025 - $Nil)

•	Fileglobal, a company owned by Larry Moore, a director of the Company, was paid $482,392 for providing research and development work to the Company. As at June 30, 2026, $37,390 (2025 – $35,353) was due to that company.

Larry Moore did not seek re-election as director of the Company at the latest AGM on June 18, 2026.

Transactions with key management

The key management of the Company are the members of senior management and the Board. The remuneration and other expenses for the period of key management (including the amounts above) is as follows:

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
	$	$	$	$
Research and development	243,463	168,019	482,392	281,081
Management salaries	241,636	142,733	384,728	235,733
Director’s fees	39,852	32,709	72,788	65,924
Other fees	86,861	16,613	158,723	36,023
Share based payments	198,002	29,134	303,226	2,485,538
	809,814	389,208	1,401,857	3,104,299

Quantum emotion Corp.

Notes to the interim condensed consolidated financial statements

Periods ended June 30, 2026, and 2025
(Unaudited, in Canadian dollars)

11.           Net financial (income) expense

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
	$	$	$	$
Financial income	(373,686)	(110,348)	(642,562)	(112,156)
Financial expense	430,825	13,351	430,835	16,875
Foreign currency gain	(37,984)	4,637	(67,997)	5,853
	19,155	(92,360)	(279,724)	(89,428)

The Company included the cost of the fair-value adjustment relating to the contingent liability as a financial expense in the second quarter.

12.           Financial instruments and risk management

(a)	Management of capital

The capital structure of the Company consists of equity attributable to shareholders, comprising issued share capital, contributed surplus and deficit. The Company’s objectives when managing capital are to: (i) preserve capital; (ii) obtain the best available net return; and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. There were no changes to the Company’s approach to capital management during the period ended June 30, 2026.

(b)	Fair value of financial instruments

The classification of financial instruments as well as their carrying amounts are presented in the table below:

	June 30, 2026
	Amortized cost	FVOCI	Total
	$	$	$
Financial assets
Cash	315,762	-	315,762
Investments	33,689,193	2,863,008	36,552,201
Financial assets[1]	34,004,955	2,863,008	36,867,963
Non-current	—	2,769,222	2,769,222

Financial liabilities
Accounts payable and accrued liabilities	990,416	-	990,416
Total	990,416	-	990,416

Quantum emotion Corp.

Notes to the interim condensed consolidated financial statements

Periods ended June 30, 2026, and 2025
(Unaudited, in Canadian dollars)

12.          Financial instruments and risk management (cont’d)

	December 31, 2025
	Amortized cost	FVOCI	Total
	$	$	$

Financial assets
Cash	246,653	-	246,653
Investments	38,944,289	2,748,997	41,693,286
Financial assets[1]	39,190,942	2,748,997	41,939,939
Non-current	2,000,329	2,748,997	4,749,326
Financial liabilities
Accounts payable and accrued liabilities	591,878	-	591,878
Total	591,878	-	591,878

1 Excludes taxes receivable, as these amounts do not represent a contractual right to receive cash or another financial asset.

Financial assets at FVOCI are presented in accordance with the fair value hierarchy. This hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair value of the financial assets and liabilities as defined in note 3. The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The fair value of the investments classified as FVOCI (note 3), is measured under level 3 of the fair value hierarchy. There have been no transfers between levels in the reporting periods.

The fair value of investments not quoted in an active market may be determined by the Company using reputable pricing sources or indicative prices from bond/debt market makers. The Company would exercise judgment and estimates on the quantity and quality of pricing sources used. Where no market data is available, the Company might value positions using its own models, which are usually based on valuation methods and techniques generally recognized as standard within the industry. The inputs into these models are primarily adjusted market data and discounted cash flows. The models used to determine fair values are validated and periodically reviewed by experienced personnel at the Company, independent of the party that created them.

The models used for private equity securities are based mainly on observable transaction data or discounted future cash flows, adjusted for lack of marketability and control premiums. The models used for debt securities are based on the net present value of estimated future cash flows, adjusted as appropriate for liquidity, and credit and market risk factors.

Models use observable data, to the extent practicable. However, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments. The sensitivity to unobservable inputs is based on management’s expectation of reasonably possible shifts in these inputs, taking into consideration historical volatility and estimations of future market movements. The determination of what constitutes ‘observable’ requires significant judgment by the Company. The Company considers observable data to be market data that is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

Quantum emotion Corp.

Notes to the interim condensed consolidated financial statements

Periods ended June 30, 2026, and 2025
(Unaudited, in Canadian dollars)

12.          Financial instruments and risk management (cont’d)

The following table provides information on the valuation techniques and the inputs used.

Valuation technique	Key inputs	Relationship and sensitivity of unobservable inputs to fair value
1) Vertical Growth Equity Inc.
Discounted cash flow method	The Company uses future cash flows estimated using the interest rate on the instrument, discounted at a discount rate based on the investee company’s risk premiums.	A change in this discount rate applied would not have a significant impact on the value of the investment since the remaining maturity as at quarter-end is approximately 2 months.
2) Greybox Solutions Inc. [1]
Adjusted market method

In this approach, the Company used the fair value of the most recent financing round which was conducted at arm’s length. Management used this price to determine the value of the investee Company (inclusive of all classes of shares) and, based on a pro-rata share, calculated the price of the Company’s investment. Management then, based on judgment, applied a discount using judgment due to the non-voting characteristic of the investment.

Significant judgment was involved in determining the pro-rata value of the class of shares acquired. Additionally, had management applied a higher/lower discount of 10% the investment value would have decreased/increased by $70,000.
3) Krown Technologies, Inc.
Adjusted income approach

In this approach, the Company used the investee value determined using projected cash flows and applied a 35% discount based on judgment. The discount was set as such considering recent financial performance and the absence of recent rounds of financing.

A higher/lower discount of 15% would have resulted in a decrease/increase in fair value by approximately $90,000.

Quantum emotion Corp.

Notes to the interim condensed consolidated financial statements

Periods ended June 30, 2026, and 2025
(Unaudited, in Canadian dollars)

12.          Financial instruments and risk management (cont’d)

4) SKV Technology inc.
Adjusted income approach

In this approach, the Company used the investee value determined using projected cash flows and applied a 30% discount based on judgment. The discount was set as such considering recent financial performance and the absence of recent rounds of financing.

A higher/lower discount of 10% would have resulted in a decrease/increase in fair value by approximately $1.5 million.

1 Based on the terms of the investments, management assessed the initial fair value of the securities at $700,000 based on previous financing rounds conducted at arm’s length. However, since fair value is based on unobservable entity-specific inputs, the initial valuation was restricted to the transaction price determined to be $350,000, resulting in a deferred amount of $350,000, of which $59,760 is still deferred as of June 30, 2026. Management policy is to recognize in profit or loss the difference between the fair value at initial recognition and the transaction price based on subsequent financing rounds.